                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 6-K

                         Registration File # 000-30194

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


For the month of June 30, 2002 - Q2 _ Unaudited Financial Statements
                 ---------------------------------------------------


                            BIOFOREST  PACIFIC  INC.
     --------------------------------------------------------------------


       2200 - 181 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5H 3M7
     --------------------------------------------------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [X]    No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-1918.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     BIOFOREST PACIFIC INC.
                                    ------------------------
                                             (Registrant)


Date    August 16, 2002               By    Ross McGroarty (signed)
     --------------------                -------------------------------
                                         Ross McGroarty, Chairman, ASO



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
                                   BIOFOREST PACIFIC INC.

                                       BALANCE SHEETS
                                        (Unaudited)



                                           ASSETS
                                                                    June 30,     December 31,
                                                                      2002           2001
                                                                  ------------   ------------

Current assets
  Cash                                                           $    283,899   $    637,352
  Accounts receivable                                                   4,905          7,202
  Marketable securities, at cost (market value $92,527)                86,987           -
                                                                  ------------   ------------
                                                                      375,791        644,554

Bioforest Investments Inc.
  Advances to related company                                         952,593        813,340
  Acquisition costs                                                         1              1
  Capital assets                                                        3,816           -
                                                                  ------------   ------------
                                                                 $  1,332,201   $  1,457,895
                                                                  ============   ============


                                        LIABILITIES

Current liabilities
  Accounts payable                                               $     87,634   $     79,864
  Shareholder loan                                                    975,806        938,216
  Convertible debenture                                               513,023        513,023
                                                                  ------------   ------------
                                                                    1,576,463      1,531,103
                                                                  ------------   ------------


                                     CAPITAL DEFICIENCY

Share capital
  Authorized
    Unlimited number of common shares
  Issued
    42,169,302 (December 31, 2001 - 42,169,302 shares              13,728,739     13,728,739
Deficit                                                           (13,973,001)   (13,801,947)
                                                                  ------------   ------------
                                                                  (   244,262)   (    73,208)
                                                                  ------------   ------------
                                                                 $  1,332,201   $  1,457,895
                                                                  ============   ============

                                   BIOFOREST PACIFIC INC.

                            STATEMENTS OF OPERATIONS AND DEFICIT
                                        (Unaudited)

                                                                       Six months ended
                                                                            June 30,
                                                                      2002           2001
                                                                  ------------   ------------

Interest income                                                  $          4   $      7,021
                                                                  ------------   ------------
Costs and expenses
  Administration and general                                           76,064         47,297
  Legal fees                                                           35,772         70,246
  Consulting fees, travel and promotion                                 1,281          8,523
  Interest                                                             57,941         53,279
                                                                  ------------   ------------
                                                                      171,058        179,345
                                                                  ------------   ------------
Operating loss                                                        171,054        172,324

Deficit, beginning of the period                                   13,801,947     12,699,734
                                                                  ------------   ------------
Deficit, end of the period                                       $ 13,973,001   $ 12,872,058
                                                                  ============   ============
Net loss per share                                               $       0.00   $       0.01
                                                                  ============   ============



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
                                  STATEMENTS OF CASH FLOWS
                                        (Unaudited)


                                                                       Six months ended
                                                                           June 30,
                                                                      2002           2001
                                                                  ------------   ------------
Cash resources provided by (used in):
  Operating activities
    Operating loss                                               $ (  171,054)  $ (  172,324)
    Change in non-cash working capital balances
      Amortization of capital assets                                      602           -
        (Increase) decrease in accounts receivable                      2,297            923
        Increase (decrease) in accounts payable                    (   12,582)    (   59,001)
        Increase (decrease) in interest payable                        20,353         16,447
                                                                  ------------   ------------
                                                                   (  160,384)    (  213,955)
                                                                  ------------   ------------

  Financing activities
    Share subscriptions received                                         -         1,884,918
    Related party loans                                                37,589     (1,594,324)
    Convertible debenture                                                -        (  253,762)
                                                                  ------------   ------------
                                                                       37,589         36,832
                                                                  ------------   ------------

  Investing activities
    Purchase marketable securities                                 (   86,987)          -
    Investments                                                          -        (  270,873)
    Capital assets                                                 (    4,418)          -
    Advances to related company                                    (  139,253)          -
                                                                  ------------   ------------
                                                                   (  230,658)    (  270,873)
                                                                  ------------   ------------
Increase (decrease) in cash                                        (  353,453)    (  447,996)

Cash, beginning of the period                                         637,352        546,146
                                                                  ------------   ------------
Cash, end of the period                                          $    283,899   $     98,150
                                                                  ============   ============